NO ACT

PE
8-6-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





12027899

DIVISION OF
CORPORATION FINANCE

September 5, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9-5-12

Gary DeFazio
Becton, Dickinson and Company
gdefazio@bd.com

Re: Becton, Dickinson and Company
Incoming letter dated August 6, 2012

Dear Mr. DeFazio:

This is in response to your letter dated August 6, 2012 concerning the shareholder proposal submitted to BD by James Barnett. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: James Barnett
*** FISMA & OMB Memorandum M-07-16 ***

September 5, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Becton, Dickinson and Company
Incoming letter dated August 6, 2012

The proposal relates to compensation.

There appears to be some basis for your view that BD may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of BD's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if BD omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Gary DeFazio
Vice President and Corporate Secretary
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-5873
Fax: 201-847-5583
Email: gdefazio@bd.com


BD

Helping all people
live healthy lives

VIA EMAIL

August 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N .E.
Washington, D.C. 20549

Re: Shareholder Proposal of James Barnett
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Becton, Dickinson and Company ("BD") hereby notifies the Securities and Exchange Commission (the "Commission") that BD intends to omit from its proxy statement and form of proxy (the "Proxy Materials") for BD's 2013 annual meeting of shareholders ("Annual Meeting"), the shareholder proposal and supporting statement (the "Proposal') submitted to BD by James Barnett (the "Proponent"). BD requests confirmation that the staff of the Commission (the "Staff") will not recommend enforcement action if BD excludes the Proposal from its Proxy Materials for the reasons discussed below.

Pursuant to Rules 14a-8(b) and 14a-8(f) under the Securities Exchange Act of 1934 a company may exclude a proposal if the proponent fails to timely establish that, at the time the proposal was submitted, the proponent held at least $2,000 in market value, or 1%, of the company securities entitled to be voted on the proposal for at least one year by the date the proponent submitted the proposal.[1] Rule 14a-8(b)(2) provides that when the proponent is not the registered holder of securities of the company and has not made a filing with the Commission detailing the proponent's beneficial ownership, the shareholder has the burden of proving his eligibility to submit the proposal by providing the company with a written statement from the "record" holder of the proponent's securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. In addition, the proponent must provide a written statement that the proponent intends to continue to hold the securities through the date of the meeting of shareholders. Pursuant to Rule 14a-8(f)(l), if the

[1] BD does not believe that the Proposal is a "proposal" under Rule 14a-8, since the Proposal is not recommending or requiring that BD and/or the BD board of directors take any action, and BD reserves the right to raise this objection if the Staff does not concur with BD's opinion that the Proposal may be omitted for the reasons set forth in this letter.

proponent fails to follow the procedural requirements of Rules 14a-8, a company may exclude the proposal on that basis, but only if (i) within 14 days of receiving the proposal, the company notifies the proponent in writing of the procedural deficiencies and of the time frame for the proponent's response, and (ii) the proponent fails to correct such deficiency within 14 days from the date the proponent received the company's notification.

BD received the Proposal, dated June 18, 2012, from the Proponent by mail on June 25, 2012. A copy of the Proposal is attached as Exhibit A. In the Proposal, the Proponent stated that he is the "owner of 100 shares of Becton Dickinson common stock through my account at Fidelity Investments". The Proponent's submission was deficient because it did not provide the requisite proof that he had continuously held the securities for at least one year from the date the Proposal was submitted or state that he intended to hold those shares through the date of Annual Meeting. Upon a review of BD's shareholder records, the Proponent did not appear as a registered holder of BD's common stock. Further, the Proponent had not made a filing with the Commission detailing the Proponent's beneficial ownership of BD's securities. In accordance with Rule 14a-8(f), BD notified the Proponent via letter dated July 3, 2012 of these procedural deficiencies (the "Deficiency Notice") and of the requirement to correct those deficiencies within 14 days of receipt of the Deficiency Notice. A copy of the Deficiency Notice, along with confirmation of the overnight courier delivery, is attached as Exhibit B.

BD has not received any correspondence from the Proponent since it sent the Deficiency Notice. As such, the Proponent has failed to comply with the procedural requirements of Rule 14a-8, and the Proposal may be omitted pursuant to Rule 14a-8(f). We hereby respectfully request that the Staff concur that it will take no action if BD excludes the Proposal from its Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that the Staff may have regarding this matter. Should the Staff disagree with our opinion regarding the omission of the Proposal we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. You may reach me at (201) 847-5873, or by email at gdefazio@bd.com.

Very truly yours,



Gary DeFazio
Vice President & Corporate Secretary

Attachments

cc: Sean D. Rodgers, Simpson Thacher & Bartlett, LLC
James Barnett

EXHIBIT A

James Barnett

REC'D JUN 25 2012

*** FISMA & OMB Memorandum M-07-16 ***

Corporate Secretary
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880

June 18, 2012

I, James Barnett, owner of 100 shares of Becton Dickinson common stock through my account at Fidelity Investments, would like to present the following proposal before my fellow shareholders for a vote at the next annual meeting:

We the shareholders of Becton Dickinson petition the managing officers and the members of the board of the corporation to voluntarily repatriate 33% of their total monetary compensation for the 2013 calendar year, whether in the form of salary, bonuses, stock equities or the options thereon, into a bonus pool, to be distributed amongst employees of the company, with a goal that this money be distributed in such a manner that everyone within the corporation, from high to low, have a shot at earning a share of it if they are recognized by their supervisors and/or their peers as having done a superior job. We authorize the Board to create a committee to supervise the distribution of these funds.

Argument: ***In this day and age, there is no point in owning a stock that you don't believe in, so it almost goes without saying that we, the stockholders of Becton Dickinson, believe in the skills and the abilities of BD's management, as well as those of its Board of Directors. But we must also realize that the increasing division between rich and poor is a problem, both within the ranks of our corporation and in American society at large. We as stockholders have a role in rectifying this problem. In this regard, I ask the leadership of BD to take a step in the right direction and voluntarily repatriate 33% of their monetary compensation into a fund that will give bonuses to salaried and other employees as a reward for and in recognition of a job well done. As the level of compensation is commonly understood as a barometer of actual worth, I am not asking for our top executives to put themselves on a lower rung of this economic totem pole than their peers at other comparable companies. But I am asking them to voluntarily commit to something that will help both our company and our nation. It would help build morale throughout the ranks of Becton Dickinson. It would be good publicity for our company. And perhaps, in some small way, it might help to bridge a chasm that is slowly tearing our nation apart.***

Sincerely,
Jim Barnett

EXHIBIT B

Gary DeFazio
Vice President and Corporate Secretary
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Tel: 201-847-5873
Fax: 201-847-5583
Email: gdefazio@bd.com


BD

Helping all people
live healthy lives

VIA OVERNIGHT COURIER AND WAIVE SIGNATURE

July 3, 2012

Mr. James Barnett

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Barnett:

This letter acknowledges receipt by Becton, Dickinson and Company ("BD") of the letter submitted by you dated June 18, 2012 for consideration at BD's 2013 Annual Meeting of Shareholders (the "Annual Meeting"). The letter was received by BD on June 25, 2012.

As an initial matter, it appears that your letter does not meet the definition of a "proposal" for purposes of Rule 14a-8(a) under the Securities Exchange Act of 1934. However, assuming the letter does meet the applicable definition (to the extent such letter does meet the applicable definition, the "Proposal"), I am writing to notify you of certain deficiencies with respect to the Proposal.

Your letter indicates that you own 100 shares of BD common stock through an account with Fidelity Investments. Rule 14a-8(b), the text of which is attached as Appendix A, requires you to provide BD with proof that you have continuously held at least $2,000 in market value of BD stock for at least one year as of the date you submitted the Proposal, and also requires that you continue to hold those shares through the date of the Annual Meeting. To date, we have not received proof that you have satisfied the Rule's ownership requirements. As explained in the Rule, proof of ownership must be in the form of a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted your letter, you continuously held the shares for at least one year. In addition, under the Rule, you must also provide a written statement that you intend to continue to own the requisite amount of shares through the date of Annual Meeting.

Most large U.S. brokers and banks deposit their customers' securities with and hold their securities through the Depositary Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only brokers or banks that participate in the Depository Trust Company ("DTC") are considered a "record" holder under the Rule. You can confirm whether your broker is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker is a DTC participant, then you need to submit a written statement from your broker verifying that, as of the date your letter was submitted, you continuously held the required amount of BD shares for at least one year. If your broker is not a DTC participant, you will need to obtain this proof of ownership from the DTC participant through which your shares are held. You should be able to find who this DTC participant is by asking your broker. You may also be able to learn the identity of this DTC participant from your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker's holdings, but does not know your holdings, you can satisfy the requirements of the Rule by obtaining and submitting two proof of ownership statements verifying that, at the time your proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker confirming your ownership, and the other from the DTC participant confirming your broker's ownership.

In order to remedy the deficiencies noted above, you must provide BD with proof of your beneficial ownership and statement regarding your intent to hold the shares required by the Rule. Your response must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Failure to do so will permit BD to exclude your Proposal from its proxy materials. Please address any response to my attention at Becton, Dickinson and Company, One Becton Drive, Franklin Lakes, NJ 07417, Attn: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (201) 847-5583 or by email to gdefazio@bd.com.

Very truly yours,



Gary DeFazio

Attachment

Attachment A

Rule 14a-8(b) of the Securities Exchange Act of 1934

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.